VISUAL BIBLE INTERNATIONAL INC.

May 20, 2004

Memo to Maurice Colson
President and CEO
Visual Bible International, Inc. (VBI)

C/C-Howard Drabinsky, Edward Gilbert, Louis Lettieri

Re: VBI-10- KSB Financial Officer's Certificate

During calendar year 2003, the Company lost operational control of its core business activities and the implementation of required financial controls was stymied. As a result I cannot execute the certification statement required to be filed with the Company's 2003 10-K as to do so would be an illegal act.

As reported in my September 5, 2003, letter (copy attached), with the departure of Gerry Quinn it was essential to appoint a CEO to provide management review and control over JBM Entertainment, Inc.
(JBM). There was no replacement and as a result there was ineffective control over the activities of JBM.

Management oversight of JBM was curtailed despite the objections of the Chairman of the Audit Committee, John Curran, Chartered Accountant, the President and CEO, Gerry Quinn, Chartered Accountant and Dr. Steven Small, Chairman of the Board. All were asked to resign or were terminated directly or indirectly at the request of Elly Reisman.

Upon the departure of Gerry Quinn, JBM effectively reported to Elly Reisman, a director of the Company, its major shareholder and major creditor. He also "controlled" the Board of Directors. In addition, Reisman, Red Brook Developments Limited, SOHO FINANCIAL and Edward Rosenblat effectively usurped control of the Company. Under their stewardship the Company failed to achieve the plans originally put forth and the Company is now on the brink of receivership.

In addition the failure of Reisman's agent, Edward Rosenblat to timely approve the hiring of adequate financial staff to implement systems, procedures and controls undoubtedly contributed to the insolvency of the Company.

The issue of Reisman's fiduciary duty to the Company's shareholders has been raised in Dr. Small's letter of resignation. I believe that the Company should ask the SEC to investigate these matters. In the absence of the Board taking this action I must consider direct action under the "whistle blower" status afforded me.

Accordingly for the reasons given the certification statement cannot be provided.

/s/Harold Kramer
Principal Financial Officer
1235 BAY STREET SUITE 300. TORONTO ONTARIO. M5R 3K4
PHONE: 416.921.9950 .FAX: 416.921.9951